SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2019

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2019

AMBEV S.A.

By:	/s/ Fernando Mommensohn Tennenbaum
Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer

CERVEJARIA ambev

1Q19 Results

May 7, 2019

This presentation was prepared by Ambev S.A. ("Ambev" or "Company") for the exclusive use in the earnings conference call of the first quarter of 2019 (1Q19). This presentation should not be considered as a complete document and should be analyzed together with the Company's quarterly information form (ITR) for the first quarter and the respective press release, both available on the U.S. Securities and Exchange Commission – SEC and the CVM website. This presentation was prepared for informational purposes only and should not be considered as a solicitation or offer to buy or sell any securities of the Company, or as advice or recommendation of any nature. This presentation is not intended to be comprehensive, or to contain all the information that Ambev's shareholders might need. No decisions on investment, disposal or any other financial decisions or actions shall be made solely on the basis of the information contained herein.

This presentation segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Organic growth and normalized numbers are presented applying constant year-over-year exchange rates to exclude the impact of the movement of foreign exchange rates.

Unless stated, percentage changes in this presentation are both organic and normalized in nature. Whenever used in this document, the term "normalized" refers to performance measures (EBITDA, EBIT, Profit, EPS) before special items adjustments. Special items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company's performance. Comparisons, unless otherwise stated, refer to the first quarter of 2018 (1Q18). Values in this presentation may not add up due to rounding.

Financial Highlights 1Q19

+13.7%	Net Revenue
+7.5%	Net Revenue per hL
+5.7%	Volume
+16.4%	EBITDA
+100 bps	EBITDA Margin
+6.2%	Normalized Net Profit



Beer Brazil

1Q19 Financial Highlights

Revenue +15.4%
Revenue per hL +3.7%

Volume +11.3%
Industry growth of low single digits, according to Nielsen

Cash COGS/hL +24.0%
Driven mainly by aluminum and barley prices

Cash SG&A +3.1%
Variable compensation accruals, which we didn't have in 1Q18, partially offset by initiatives on non-working money expenses

EBITDA +5.4%
Margin **contraction of 400bps** to **42.0%**
Excluding variable compensation accruals, EBITDA growth was approximately **7.0%**



Brazil NAB

1Q19 Financial Highlights

Revenue +25.1%
Revenue per hL +7.6%

Volume +16.3%
Industry growth of low single digits, according to Nielsen

Cash COGS/hL +4.7%
Higher aluminum prices partially offset by lower sugar prices and operational leverage

Cash SG&A +17.3%
Variable compensation accruals and higher distribution expenses related to volume growth, partially offset by savings in non working money as well as phasing of sales and marketing expenses

EBITDA +31.9%
Margin **expansion of 170bps** to **33.6%**



Central America and the Caribbean

1Q19 Financial Highlights

Revenue +12.7%
Revenue per hL +3.3%

Volume +9.1%

Cash COGS/hL +8.5%
Additional temporary costs in order to supply the market in Panama with no disruption after continued strong volume evolution since 2017

Cash SG&A +1.1%
Below the average inflation in the region, with pressures being partially offset by initiatives related to non-working money expenses

EBITDA +14.4%
Margin **expansion of 50bps** to **39.5%**



Central America and the Caribbean

1Q19 Commercial Highlights


Presidente
Presidente light

Dominican Republic

In the core segment, we continued to invest in our trade programs, strengthening our connection with consumers through commercial platforms and occasions, such as carnival, to further enhance **Presidente** brand.


ATLAS
ATLAS

Panama

We keep investing in the trade execution with our main brand, **Atlas Golden Light**, and being present in the key selling moments in the country such as Atlas Golden Fest and Carnival, in which we promoted our full portfolio.


Corona
Corona Extra

Premiumization

Roll out of our premiumization strategy in the region, developing our brands **Corona, Stella Artois, Modelo and Budweiser** through a customized execution both for the on-premise and off-premise and in key selling moments, such as a Corona execution in Carnival in Panama.

Latin America South

1Q19 Financial Highlights

Revenue +14.5%
Revenue per hL +27.1%

Volume -10.6%

Cash COGS/hL -4.7%
Mostly driven by favorable FX hedges

Cash SG&A +19.0%
Mainly driven by inflation in Argentina

EBITDA +36.5%
Margin **expansion of 820bps** to **47.6%**



Latin America South

1Q19 Commercial Highlights

- In Argentina, we maintain our strategy of **differentiating the core.**
  - For **Quilmes, our classic lager**, we launched its proprietary bars "Los Clásicos de Quilmes".
  - For **Brahma,** the summer campaign reinforced its positioning as our **easy drinking lager.**
- In the **core plus segment** in Argentina, **Budweiser** embraces music, sponsoring Lollapalooza, and **Andes Origen** continues to offer liquid variety.
- Our **premium portfolio** continues to show promising results in the whole region. In Argentina, we focused on better world: Stella Artois in favor of the Water cause, and Corona focusing on plastic.


Quilmes


EL CLÁSICO DE QUILMES




$90
CADA BOTELLA AZUL AYUDA
A QUE MÁS GENTE
TENGA AGUA POTABLE.
water.org
STELLA ARTOIS
BEBER CON MODERACIÓN. PROHIBIDA SU VENTA A MENORES DE 18 AÑOS.





Canada

1Q19 Financial Highlights

Revenue -3.1%
Revenue per hL +1.2%

Volume -4.3%
Mostly driven by a slowdown in the beer industry

Cash COGS/hL -1.9%
Mainly explained by an easy comparable in 1Q18

Cash SG&A -6.0%
Driven by phasing of sales and marketing expenses

EBITDA +6.5%
Margin **expansion of 230bps** to **25.4%**



Canada

1Q19 Commercial Highlights

- In the **core and core plus segment,** Michelob Ultra remains the fastest growing brand in Canada and **Bud Light** has maintained its momentum.

- In the **premium segment,** our portfolio grows ahead of the industry. Corona leads the way, supported, for the first time, by a 360º winter campaign, "Corona Sunsets Winter Tour".


Corona
SUNSETS


BUD LIGHT
MADE SMOOTH
MADE FOR LIVING


Michelob
ULTRA
90 CALORIES
EXCEPTIONAL TASTE


STELLA ARTOIS

1Q19 Financial Results

Net Financial Results totaled an **expense of 672 million reais**, **12.2% higher** than in 1Q18.

Financial Results (R$ Million)	1Q19
Interest Income	135
Interest Expenses	-392
Derivative Instruments	-195
Non-derivative Instruments	-111
Taxes on Financial Transactions	-54
Other	-153
Impact of Hyperinflation Accounting	97
Total	-672

Strategic Platforms

BRAZIL BEER

Strategic Platforms

Category Framework & Portfolio Strategy

- Premiumize at Scale
- Differentiate the Core
- Drive Smart Affordability


Dream
People
Culture

- Sustainability
- Drive Operational Excellence
- Business Transformation Enabled by Technology

Category Framework & Portfolio Strategy

Category Expansion Framework


Premiumization
Lager
Flavored
Easy drinking
Classic
Other beer styles
Affordability

Market Maturity Model*


Low Maturity
Middle Maturity
High Maturity
Per Capita Consumption drinks
Market Maturity Score
Czech Republic
Germany
Austria
Latvia
Slovakia
Slovenia
Poland
United Kingdom
Finland
Denmark
Australia
Spain
Croatia
Belarus
Hungary
Canada
Netherlands
France
Russia
Italy
Greece
Chile
South Africa
Panama
Argentina
Brazil
Uruguay
Serbia
Cuba
Mexico
Dominican Republican
Costa Rica
Singapore
Taiwan
China
Georgia
Peru
Ecuador
Colombia
Turkey
Viet Nam
Laos
Bolivia
Angola
Honduras
Uzbekistan
El Salvador
Nigeria
India
Kenya
Cambodia
Ethiopia

We use the Category Expansion Framework and the Market Maturity model
to define the correct portfolio mix and strategies for each region

*Market maturity model updated 2017 – Canback, WHO, Plato, Euromonitor, Canadean

Cervejaria ambev

Premiumize at Scale

We are certain that the premium market is a portfolio game

BEFORE

WHAT WE'VE DONE

THE HIGH END
ESTABLISHED NOW


Budweiser
STELLA ARTOIS
ANTARCTICA
ORIGINAL
Corona Extra
Coronita Extra
BECK'S
APPIA
SERRAMALTE

CERVEJARIA ambev

Premiumize at Scale

Occasion and Brand Experience



BUDWEISER
RECORDS
Corona
SUNSETS
VILLA
STELLA ARTOIS
Corona

1Q19 Highlights

Global Brands Volume: +50% vs 1Q18

Gaining market share in the past consecutive quarters

Corona more than doubled its volume vs 1Q18

Differentiate the Core

We made transformational investments in our core segment in the past years

BEFORE


SKOL
SKOL
BRAHMA
BRAHMA

WHAT WE'VE DONE

BRAHMA Family

SKOL Family

BOHEMIA


BRAHMA
BRAHMA
Brahma Extra
Brahma Extra Weiss
Brahma Extra Lager
BRAHMA
BRAHMA
BOHEMIA
BOHEMIA

Differentiate the Core

SKOL
Family

- Easy Drinking Lager
- Drinkability
- Innovation and Youth

BRAHMA Chopp
Family

- Classic Lager
- Beer Expertise
- Heritage



SKOL
SKOL PILSEN
SKOL PURO MALTE
SKOL HOPS



BRAHMA
Brahma Extra Red Lager
Brahma Extra Weiss
Brahma Extra Lager

Drive Smart Affordability

PACKAGING


BRAHMA
SKOL
mini
RETORNÁVEIS
SKOL
PILSEN
MAIS
BRAHMA
POR MENOS
BRASIL

REGIONAL BRANDS


MAGNÍFICA
MAGNÍFICA
DO MARANHÃO
NOSSA
NOSSA

Sustainability

Water
Water efficiency is an ongoing quest. Over the last 20 years our consumption index was reduced by 50%

Climate Change
2025 target to have all electric energy from renewable sources

Agriculture
Global program to digitally connect farmers with the company

Entrepreneurship
100+ Accelerator, boosts startups that develop solutions to foster sustainability

Packaging
Returnable Glass Bottles and in our bottles factory 50% of the raw material is recycled glass

Smart Drinking
Educate consumers on smart drinking and help increase road safety

AMA, our mineral water launched in 2017, reverts all the profit to projects of potable water access in the Brazilian semi-arid

VOA, an internal consulting company with voluntary participation of our people, was created to help NGOs optimize their processes, budgets, as well as manage people and careers

Drive Operational Excellence

Excellence Programs

Ensure consistent quality and share **best practices**

breweries

logistics

sales

shared services center

Continuously pursuing **operational excellence** that delivers both **efficiencies and quality**

Client Service



Wherever is Brazil, there has to have **ambev**



Net Promoter Score



Predictive requests algorithms with the use of **machine learning**

Business Transformation enabled by Technology

Big Data

Big Data and sales algorithm fueled by machines learning to provide the ideal portfolio, enabling the sales team to focus on customer experience

parceiro ambev

B2B

Enabling time to our sales team to focus even more in costumes experience

Investment in Technology

Internalizing technology knowledge and expanding tech support to more areas of Ambev

draftline®

Digital Content Bureau

Establishing a closer relationship with our consumers, in a more personalized way and with scale

Superior Portfolio



Budweiser
Corona Extra
STELLA ARTOIS
BECKS
Colorado
APPIA
INDICA
DEMOISELLE
ORIGINAL
SERRAMALTE
BRAHMA
ANTARCTICA
NOSSA
PILSEN
BRASIL

CERVEJARIA ambev